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| Annual Audit |
| **Filings History** |

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| Annual Audit Overview |
| Regulatory Notice 11-46 |

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✅ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

**Filing ID:** 5047705 (Please retain this number for further inquiries regarding this form)

**Submitted By:** radams123

**Submitted Date:** Tue Mar 30 13:28:10 EDT 2021

All fields marked with * are mandatory.

**Annual Audit Notice Information:**

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.

**For more information on these requirements, see SEC Release No. 34-70073 available at** http://www.sec.gov/rules/final/2013/34-70073.pdf .

**Annual Audit Filing Guidelines (effective February 2016):**
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

**Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:**

**BOX Options Exchange, LLC**

**Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.**

**Cboe Exchange Inc., Cboe C2 Exchange, Inc.**

**Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.**

**Investors Exchange LLC (IEX)**

**Miami International Securities Exchange, LLC, MIAX Pearl, LLC**

**Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC**

**Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC**

**New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC**

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

| Name of Auditor* | PCAOB #* |
|---|---|
| Aprio ,LLC | 926 |

| Auditor Address - Street* | City* | State* | Zip Code* |
|---|---|---|---|
| 7 Penn Plaza- Suite 210 | New York City | N Y | 10001 |

Auditor Main Phone Number*

2126978540

Lead Audit Partner Name*

Andrew Marulis

Lead Audit Partner Direct Phone Number*

2126978540

Lead Audit Partner Email Address*

amarulis@aprio.com

FYE: 2020-12-31

**Below is a list of *required* documents. Please check to indicate the document is attached.***

☑Facing Page [Form X-17A-5 Part III]

☑An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

☑Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]

☑Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Income [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]

☑Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]

☑Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])

☑Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]

☑Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

**SEA Rule 15c3-3** *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

**The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.**

☐Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* 2021 annual audit.pdf 1437900 bytes

2021 annual audit.pdf 1437900 bytes